02035026

P.E 5.1.02

1-14908

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

FORM 6K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2002

DUCATI MOTOR HOLDING SPA
(Translation of Registrant's Name Into English)

Via Cavalieri Ducati, 3
40132 Bologna
Italy

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F__

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes __ No X__

(If "Yes" is marked indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__)

CRGH

DUCATI MOTOR S. P. A.

DUCATI MOTOR HOLDING ANNOUNCES RECORD FIRST QUARTER 2002 RESULTS
• Net profit increases 12% -

Bologna, Italy, May 10, 2002 – Ducati Motor Holding S.p.A. (NYSE: DMH, Borsa Italiana S.p.A: DMH), a leading manufacturer of high performance motorcycles, today announced record results in terms of registrations, revenues, EBITDA and net income for the first quarter ended March 31, 2002.

As previously reported, the Company's first quarter 2002 revenues were Euro 106.3 million, up 5.7% over the same period in 2001. The growth was mainly driven by a positive product mix effect. Revenues from Ducati motorcycles for the period increased 4.4% to Euro 89.3 million and represented 84.0% of revenues. Motorcycle-related products, including spare parts, technical accessories and apparel, rose 14.6% to Euro 16.8 million over the comparable period in the previous year. Unit sales were down 3.5% worldwide. Excluding the US, unit sales rose 2.4%.

Gross margin was 42.8% of revenues versus 39.2% in the period, mainly reflecting production efficiencies and a positive product mix. Sales costs represented 20.0% of sales versus 18.1% in the period last year, mainly due to costs related to tailored promotional activities to support sell-out. EBITDA was a record Euro 20.1 million, or 18.9% of revenues, versus 18.0% in the period of the previous year. R&D costs for the Moto GP were Euro 1.3 million, equivalent to 1.2% of sales.

Net income improved by 12.0%, posting a record high for the first quarter of Euro 5.5 million versus Euro 4.9 million in the period in 2001. The resulting net income margin for the period was 5.2% of sales up versus the 4.9% in 2001, mainly thanks to operational gains out-weighing GP and higher commercial costs.

Ducati worldwide registrations, a measure of retail sales, increased 18% in the three month period compared to a 3% growth in the Ducati Relevant Market, in particular driven by strong results in Japan (+32%) in the US (+30%), in the importer network (+30%) and in Italy (+23%).

"Ducati's record first quarter results for 2002 underline the strength of our 2002 Model Year and show continuing improvements in our ability to increase the efficiency of our supply chain and production processes," said Carlo Di Biagio, Ducati Chief Executive Officer. "In addition, the re-organization of our US operations is progressing well. Registrations are strong thanks to the combination of our retail initiatives and healthy demand for our new products in that market. Our main objectives in the US are to continue reducing current dealer inventory, to close under-performing points-of-sale, and to open strong new ones. We expect US sales to pick up in the coming months."

"The year has started well with Ducati in the lead of the World Superbike Championships thanks to incredible results from Troy Bayliss, and we look forward to the races on our home turf in Monza this weekend," added Di Biagio. "Preparations for World Ducati Week in June are going well too – attendance is set to be well over that of the last event in 2000."

"We are glad to announce the launch of Ducati Desmo Finance, a pioneering marketing tool, unique in the two-wheeled Italian market," said Enrico D'Onofrio, Ducati Chief Financial Officer. "The aim is to increase motorcycle sales by improving the ease and convenience of purchasing a new or used Ducati and related products. The program provides financing, insurance and a branded credit card in an integrated, personalized and "hassle-free" package for our fans and friends."

Ducati's net debt at March 31, 2002 was Euro 132.0 million, increasing versus the Euro 107.6 million at the same date a year earlier, and Euro 112.9 million at December 31, 2001. The company's net debt to total capitalization ratio was 45.2% at March 31, 2002 versus 42.0% at the same date a year earlier and 42.2% at December 31, 2001. The increase versus year-end 2001 was mainly due to the roll out in Italy of our new commercial credit policy, which is changing from factoring to insurance.

The Company also announced that at its Annual Shareholder Meeting held on May 7, 2002, approval was given to buy back up to 3.8% of its outstanding share capital. This facility will be used to satisfy stock option plans and gives management flexibility to support the Company's stock price. Finally, the shareholders re-appointed the Board of Directors for another three-year term.

Founded in 1926, Ducati builds racing-inspired motorcycles characterized by unique engine features, innovative design, advanced engineering and overall technical excellence. Ducati has won ten of the last twelve World Superbike Championship titles and more individual victories than the competition put together. The Company produces motorcycles in four market segments which vary in their technical and design features and intended customers: Superbike, Supersport, Monster and SportTouring. The company's motorcycles are sold in more than 40 countries worldwide, with a primary focus in the Western European and North American markets. For more information about the Company, please visit our web site at http://www.Ducati.com.

This press release contains statements that are forward-looking and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated, as described in the Company's 2000 annual report, filed with the U.S. Securities and Exchange Commission on Form 20-F, dated July 2, 2001.

For further information, please contact:
Christopher Spira
Director, Investor Relations and Corporate Communications
Ducati Motor Holding S.p.A.
Via Cavalieri Ducati 3
Bologna 40132
Italy

Main Tel: + 39 051 6413 111
Direct tel: + 39 051 6413 222
Direct fax: + 39 051 6413 223
E-mail: christopher.spira@ducati.com

Ducati Motor Holding S.p.A. and Subsidiaries
Net Sales and Shipment Data

	Three Months Ended Mar, 31 2002	Three Months Ended Mar, 31 2001	Three Months Ended Mar, 31 2002	Three Months Ended Mar, 31 2001
Net Sales (Euro in thousands, US$ in thousands)				
Motorcycles	€ 89.281	€ 85.559	$ 77.889	$ 74.642
Spare Parts, Accessories, Apparel	16.842	14.699	14.693	12.823
Miscellaneous Other	157	319	137	278
Total net sales	€ 106.280	€ 100.577	$ 92.719	$ 87.743

Ducati Units			
Motorcycle shipments:			% Change
North America	1,099	1,678	(34,5%)
Main European market	6,188	6.695	(7,6%)
Japan	1.039	818	27,0%
Rest of World	1.770	1.274	38,9%
Total	10.096	10.465	(3,5%)
Motorcycle product mix:			
Sport Segment (Superbike & Supersport)	4.350	4.290	1,4%
Sport Naked	4.846	5.525	(12,3%)
Sport Touring	900	650	38,5%
Total	10.096	10.465	(3,5%)
Unofficial Motorcycle Registrations:			% Change
North America	1.527	1.179	30%
Main European market	6.453	5.701	13%
Japan	941	712	32%
Rest of World	1.330	1.031	29%
Total	10.251	8.623	19%

DUCATI MOTOR S. P. A.

Ducati Motor Holding S.p.A.
Consolidated Statements of Operations Data
(Euro in thousands, US$ in thousands, except per share and share amounts)

		Three Months Ended				Three Months Ended			
		Mar, 31 2002		Mar, 31 2001		Mar, 31 2002		Mar, 31 2001	Percent Change
Net Sales	€	108.280	€	100.577	$	82.718	$	87.743	+5,7%
Cost of goods sold		(60.808)		(61.192)		(52.048)		(53.384)	
Gross Profit		45.472		39.385		30.670		34.359	+15,5%
Other operating revenues		2.238		1.016		1.953		889	
SG&A expenses		(27.526)		(22.028)		(24.014)		(19.218)	
Other operating income		(145)		(422)		(126)		(368)	
Depreciation & amortization		(7.612)		(6.994)		(6.642)		(6.109)	
Operating income/(loss)		12.428		10.959		10.841		9.560	+13,4%
Financing expense, net		(2.321)		(1.980)		(2.025)		(1.727)	
Other non-operating income/(expense), net		14		170		12		158	
Profit(loss)before income taxes and min.interest		10.121		9.157		8.828		7.988	+10,5%
Income taxes		(4.583)		(4.273)		(3.998)		(3.676)	
Net profit/(loss)	€	5.538	€	4.844	$	4.830	$	4.312	+12,0%
Earnings per share	€	0,03	€	0,03	$	0,03	$	0,03	
Shares outstanding		158.500.963		158.271.969		158.500.963		158.271.969	
									Percent Change
Other Financial Data									
Motorcycles Produced (Units)		11.757		13.145					-10,6%
Motorcycles Sold (Units)		10.096		10.466					-3,5%
Unofficial Registrations (Units)		10.251		8.623					+18,9%
EBITDA		20.054		18.131		17.498		15.817	+10,6%
EBITDA Margin		18,5%		18,0%					

Note : On March 31, 2002 US$1= 0,8724 Euro

DUCATI MOTOR S. P. A.

Ducati Motor Holding S.p.A.
Consolidated Statements of Operations Data
(Euro in thousands, except per share and share amounts)

	Three Months Ended March 31, 2002		Three Months Ended March 31, 2001	
	€	%	€	%
Current assets				
Cash and cash equivalents	14.624		24.919	
Trade receivables, net	122.686		92.776	
Inventories	108.208		98.834	
Other current assets	14.397		13.517	
Total current assets	259.915	56,1%	230.046	54.7%
Non current assets				
Property, plant and equipment-net	56.879		51.865	
Intangible fixed assets, net	130.547		138.211	
Equity investments	2		84	
Other long-term assets	15.596		671	
Total non current assets	203.024	43.9%	190.831	45.3%
Total assets	462.939	100,0%	420.877	100,0%
Current liabilities				
Short-term bank borrowings	49.444		32.508	
Current portion of long-term debt	2.555		-	
Accounts payable - trade	91.181		86.017	
Income and other taxes payables	7.947		14.576	
Other current liabilities	19.507		19.587	
Provisions for risks and charges - current portion	9.300		11.093	
Total current liabilities	179.934	38,8%	163.781	38,9%
Long-term liabilities				
Long-term debt, net of current portion	91.000		100.000	
Employees' leaving entitlement	6.077		5.016	
Deferred income taxes	3.733		35	
Other long-term liabilities	18.578		155	
Provision for risks and charges - long term portion	3.305		3.305	
Total long-term liabilities	122.693	26,5%	108.511	25,8%
Total liabilities	302.627		272.292	
Total Group shareholders' equity	160.312	34,7%	148.585	35.3%
Minority interests	0		0	
Total shareholders' equity	160.312	34.7%	148.585	35,3%
Total liabilities and shareholders' equity	462.939	100%	420.877	100%

Ducati Motor Holding S.p.A.
Consolidated Statements of Operations Data
(US$ in thousands, except per share and share amounts)

	Three Months Ended March 31, 2002		Three Months Ended March 31, 2001	
	US$	%	US$	%
Current assets				
Cash and cash equivalents	12.758		21.739	
Trade receivables, net	107.031		80.938	
Inventories	94.400		86.223	
Other current assets	12.560		11.792	
Total current assets	226.749	56.1%	200.692	54.7%
Non current assets				
Property, plant and equipment-net	49.621		45.247	
Intangible fixed assets, net	113.889		120.575	
Equity investments	2		73	
Other long-term assets	13.606		585	
Total non current assets	177.118	43.9%	166.480	45.3%
Total assets	403.867	100.0%	367.172	100.0%
Current liabilities				
Short-term bank borrowings	43.135		28.359	
Current portion of long-term debt	2.229		-	
Accounts payable - trade	79.546		75.041	
Income and other taxes payables	6.933		12.716	
Other current liabilities	17.018		17.087	
Provisions for risks and charges - current portion	8.113		9.678	
Total current liabilities	156.974	38.8%	142.881	38.9%
Long-term liabilities				
Long-term debt, net of current portion	79.388		87.240	
Employees' leaving entitlement	5.302		4.376	
Deferred income taxes	3.257		31	
Other long-term liabilities	16.207		135	
Provisionfor risks and charges - long term portion	2.883		2.883	
Total long-term liabilities	107.037	26.5%	94.665	25.8%
Total liabilities	264.011		237.546	
Total Group shareholders' equity	139.856	34.7%	129.626	35.3%
Minority interests	0		0	
Total shareholders' equity	139.856	34.7%	129.626	35.3%
Total liabilities and shareholders' equity	403.867	100.0%	367.172	100.0%

DUCATI MOTOR HOLDING ANNUNCIA RISULTATI RECORD NEL PRIMO TRIMESTRE 2002

- Utile netto in crescita del 12% -

Bologna, 10 maggio 2002 – Ducati Motor Holding S.p.A (NYSE: DMH, Borsa Italiana S.p.A: DMH), la casa costruttrice di motociclette ad alte prestazioni, ha reso noto oggi i dati ufficiali di immatricolazioni, vendite, EBITDA e utile netto per il primo trimestre chiuso in data 31 marzo 2002.

Come già annunciato, le vendite dell'Azienda nel primo trimestre 2002 sono state pari a 106,3 milioni di Euro, il 5,7% in più dello stesso periodo del 2001. La crescita è dovuta soprattutto all'effetto positivo del mix di prodotto. Le vendite di motociclette Ducati del periodo sono cresciute del 4,4% raggiungendo 89,3 milioni di Euro e rappresentano l'84,0% delle vendite. I prodotti non moto, incluse le parti di ricambio, gli accessori tecnici e l'abbigliamento sono aumentate del 14,6% rispetto al medesimo periodo dell'anno precedente raggiungendo i 16,8 milioni di Euro. In termini di unità, le vendite sono diminuite del 3.5% in tutto il mondo. Escludendo gli Stati Uniti, le vendite sono cresciute del 2.4%.

Il margine lordo è stato del 42,8% delle vendite contro il 39,2% dell'anno precedente, dovuto ad un aumento dell'efficienza produttiva e ad un positivo mix di prodotto. I costi commerciali hanno rappresentato il 20,0% delle vendite contro il 18,1% dello stesso periodo dell'anno precedente, e l'aumento è dovuto soprattutto ai costi relativi ad attività promozionali mirate al consumatore finale. L'EBITDA ha raggiunto la quota record di 20,1 milioni di Euro, o il 18,9% delle vendite, contro il 18,0% dello stesso periodo dell'anno precedente. I costi R&D per lo sviluppo della Moto GP sono stati pari a 1,3 milioni di Euro, che equivalgono all'1,2% delle vendite.

L'utile netto è migliorato del 12,0% facendo segnare un record, per il primo trimestre, di 5,5 milioni di Euro contro i 4,9 milioni di Euro dello stesso periodo del 2001. Il margine dell'utile netto sul fatturato per il periodo è salito al 5,2% rispetto al 4,9% dell'anno precedente. Tutto ciò grazie, principalmente, a efficienze produttive che hanno più che bilanciato l'investimento nel GP e i più alti costi commerciali.

A livello mondiale le immatricolazioni, una misura delle vendite al dettaglio, sono aumentate del 19% nei tre mesi contro il 3% di crescita del mercato di riferimento. In particolare grazie agli importanti risultati ottenuti dal Giappone (+ 32%), dagli Stati Uniti (+ 30%), dalla rete degli importatori (+30%) e dall'Italia (+23%).

"I risultati record di Ducati per il primo trimestre 2002 sottolineano la forza del nostro Model Year 2002 e dimostrano i continui miglioramenti della nostra abilità di accrescere l'efficienza dei nostri canali di approvvigionamento e dei processi produttivi", ha dichiarato Carlo Di Biagio, Amministratore Delegato Ducati. " Inoltre, la riorganizzazione della filiale negli Stati Uniti sta procedendo molto bene. L'aumento delle immatricolazioni si deve alla combinazione delle iniziative di vendita al pubblico e della forte domanda dei nostri prodotti. I nostri principali obiettivi negli Stati Uniti sono di ridurre ulteriormente gli stock dei concessionari, di chiudere i punti vendita più deboli e di aprirne di più solidi."

"Quest'anno è iniziato in modo eccellente con la Ducati in testa al Campionato Mondiale Superbike grazie agli incredibili risultati di Troy Bayliss e aspettiamo con ansia la gara del prossimo weekend, sul circuito di casa, a Monza", ha aggiunto Carlo Di Biagio. "La preparazione per il World Ducati Week a giugno sta andando bene – ci aspettiamo più persone dell'evento tenuto nel 2000."

"Siamo felici di annunciare il lancio del progetto Ducati Desmo Finance, uno strumento di marketing innovativo, unico nel mercato italiano delle due ruote," ha dichiarato Enrico D'Onofrio, Direttore Finanziario Ducati." Il nostro obiettivo è di incrementare la vendita di motociclette rendendo più facile e agevole l'acquisto di una Ducati, nuova o usata, e dei prodotti correlati. Il programma prevede il finanziamento, l'assicurazione e una carta di credito con marchio Ducati in un pacchetto integrato, conveniente e personalizzato per i nostri appassionati amici."

Il debito netto di Ducati al 31 marzo 2002 era di 132,0 milioni di Euro, in aumento rispetto ai 107,6 milioni dello stesso periodo dell'anno precedente e rispetto anche ai 112,9 milioni al 31 dicembre 2001. L'indebitamento netto dell'Azienda al 31 marzo 2002 rappresentava il 45,2% del capitale investito, contro il 42,0% dello stesso periodo dell'anno precedente e del 42,2% al 31 dicembre 2001. L'aumento rispetto alla

fine del 2001 è dovuto in gran parte all'attuazione, in Italia, di una nuova politica di assicurazione del credito al posto della cessione pro soluto.

La Società ha anche annunciato che, in occasione dell'Assemblea degli Azionisti, è stata data l'approvazione per acquisto di azioni proprie fino al 3.8% del capitale sociale. Questo strumento sarà utilizzato per soddisfare i piani di stock options e darà flessibilità al management per supportare il prezzo delle azioni Ducati. Inoltre, gli azionisti hanno riconfermato integralmente il Consiglio di Amministrazione per un altro mandato di tre anni.

Fondata nel 1926, la Ducati produce motociclette di ispirazione sportiva, caratterizzate da potenti motori "desmodromici", design innovativo e tecnologia all'avanguardia. La gamma di moto Ducati comprende 4 segmenti di mercato, che variano per caratteristiche tecniche e di design e per tipologia di clientela: Superbike, Super Sport, Monster e SportTouring. Le moto sono vendute in oltre 40 paesi in tutto il mondo, con una concentrazione maggiore nei mercati europeo e nord-americano. Ducati si è aggiudicata dieci degli ultimi dodici titoli del Campionato Mondiale Superbike e più vittorie individuali di tutte le altre case concorrenti messe assieme. Per ulteriori informazioni sulla società, potete visitare il nostro sito web <u>http://www.ducati.com</u>.

Questo comunicato stampa contiene affermazioni e previsioni future soggette a rischi che potrebbero causare differenze sostanziali tra i risultati effettivi e quelli anticipati, così come descritto nel prospetto della Società del 23 marzo 1999.

<u>Per informazioni contattare:</u>
Christopher Spira
Direttore, Investor Relations e Corporate Communications
Ducati Motor Holding S.p.A.
Via Cavalieri Ducati, 3
Bologna 40132
Italy

Main Tel: + 39 051 6413 111
Direct tel: + 39 051 6413 222
Direct fax: + 39 051 6413 223
E-mail: christopher.spira@ducati.com

Ducati Motor Holding S.p.A. e controllate
Dati relativi al fatturato e alle unità vendute

	Tre Mesi al				Tre Mesi al			
		31 Marzo 2002		31 Marzo 2001		31 Marzo 2002		31 Marzo 2001
Fatturato (in migliaia di Euro/in migliaia di Dollari)								
Motociclette	€	89.281	€	85.559	$	77.888	$	74.642
Parti di ricambio, accessori, abbigliamento		16.842		14.699		14.693		12.823
Altro		157		319		137		278
Totale fatturato	€	106.280	€	100.577	$	92.718	$	87.743

Unità di motociclette Ducati vendute			Variazione %
Nord America	1.099	1.678	(34,5%)
Principali paesi europei	6.188	6.698	(7,6%)
Giappone	1.039	818	27,0%
Resto del Mondo	1.770	1.274	38,9%
Totale	10.096	10.465	(3,5%)

Mix di prodotto di motociclette			Variazione %
Segmento Sport (Superbike & Supersport)	4.350	4.290	1,4%
Monster	4.846	5.525	(12.3%)
Sport Touring	900	650	38,5%
Totale	10.096	10.465	(3,5%)

Immatricolazioni non ufficiali			Variazione %
Nord America	1.527	1.179	30%
Principali paesi europei	6.453	5.701	13%
Giappone	941	712	32%
Resto del Mondo	1.330	1.031	29%
Totale	10.251	8.623	19%

Ducati Motor Holding S.p.A.
Conto Economico consolidato
(Euro in migliaia, Dollari in Migliaia, ad eccezione delle azioni e ammontare delle azioni)

	Tre Mesi al		Tre Mesi al		
	31 Marzo 2002	31 Marzo 2001	31 Marzo 2002	31 Marzo 2001	Variazione %
Ricavi delle vendite e delle prestazioni	€ 108.280	€ 100.877	$ 82.719	$ 87.743	-5,7%
Costo del venduto	(60.808)	(61.192)	(53.049)	(53.384)	
Margine di contribuzione	45.472	39.385	39.670	34.359	+18,9%
Altri ricavi operativi	2.239	1.019	1.953	889	
Costi commerciali, generali e amministrativi	(27.626)	(22.029)	(24.014)	(19.218)	
Altri proventi (oneri)	(145)	(422)	(128)	(369)	
Ammortamenti	(7.612)	(6.994)	(6.642)	(6.102)	
Risultato operativo	12.428	10.859	10.841	8.580	+13,4%
Proventi e (oneri) finanziari, netti	(2.321)	(1.880)	(2.026)	(1.727)	
Proventi e (oneri) straordinari, netti	14	178	12	155	
Utile (perdite) prima delle imposte	10.121	9.157	8.828	7.988	+10,5%
Imposte sul reddito	(4.583)	(4.213)	(3.998)	(3.678)	
Utile (perdite) netto del periodo	€ 5.538	€ 4.944	$ 4.830	$ 4.312	+12,0%
Utile (perdite) per azione	€ 0,03	€ 0,03	$ 0,03	$ 0,03	
Numero azioni	158.500.963	158.271.963	158.500.963	158.271.963	

Altri dati finanziari					Percent Change
Motociclette prodotte (Unità)	11.757	13.145			-10,6%
Motociclette vendute (Unità)	10.096	10.463			-3,5%
Immatricolazioni (Unità)	10.251	8.623			+18,9%
EBITDA	20.054	18.137	17.495	15.817	+10,6%
EBITDA Percentuale di incidenza sul fatturato	18,5%	18,0%			

Nota : Al 31 Dicembre 2001 US$1= 0,8724 Euro

Ducati Motor Holding S.p.A.
Stati Patrimoniali Consolidati
(Euro/1000 ad eccezione dei n.di azioni e valore azioni)

	Tre mesi chiusi al 31 Marzo 2002		*Tre mesi chiusi al 31 Marzo 2001*	
	€	%	€	%
Attività Correnti				
Cassa, conti correnti bancari e titoli	14.624		24.919	
Crediti commerciali netti verso clienti	122.686		92.776	
Rimanenze Finali	108.208		98.834	
Altre attività correnti	14.397		13.517	
Totale attività correnti	259.915	56,1%	230.046	54,7%
Attività Immobilizzate				
Immobilizzazioni materiali nette	56.870		51.865	
Immobilizzazioni immateriali nette	130.547		138.211	
Partecipazioni	2		84	
Altre attività immobilizzate	15.598		671	
Totale attività immobilizzate	203.024	43,9%	190.831	45,3%
Totale attività	462.939	100,0%	420.877	100,0%
Passività correnti				
Debiti verso banche a breve	49.444		32.508	
Quota corrente dei finanziamenti a lungo termine	2.555		-	
Debiti commerciali verso fornitori	91.181		86.017	
Debiti tributari	7.947		14.576	
Altre passività correnti	19.507		19.587	
Fondi per rischi ed oneri-quota corrente	9.300		11.093	
Totale passività correnti	179.934	38,8%	163.781	38,9%
Passività a medio-lungo termine				
Finanziamenti a L/T al netto della quota corrente	91.000		100.000	
Trattamento di fine rapporto	6.077		5.016	
Imposte differite	3.733		35	
Altre passività a medio-lungo termine	18.578		155	
Fondi per rischi e oneri, quota a medio-lungo termine	3.305		3.305	
Totale passività a medio-lungo termine	122.693	26,5%	108.511	25,8%
Totale passività	302.627		272.292	
Patrimonio netto	160.312	34,7%	148.585	35,3%
Patrimonio netto di pertinenza di terzi	0		0	
Totale patrimonio netto	160.312	34,7%	148.585	35,3%
Totale passività e patrimonio netto	462.939	100%	420.877	100%

Ducati Motor Holding S.p.A.
Stati Patrimoniali Consolidati
(US$/000 ad eccezione dei n.azioni e valore azioni)

	Tre mesi chiusi al 31 Marzo 2002 US$	%	Tre mesi chiusi al 31 Marzo 2001 US$	%
Attività Correnti				
Cassa, conti correnti bancari e titoli	12.758		21.739	
Crediti commerciali netti verso clienti	107.031		80.938	
Rimanenze Finali	94.400		86.223	
Altre attività correnti	12.560		11.792	
Totale attività correnti	226.749	56,1%	200.692	54,7%
Attività Immobilizzate				
Immobilizzazioni materiali nette	49.621		45.247	
Immobilizzazioni immateriali nette	113.889		120.575	
Partecipazioni	2		73	
Altre attività immobilizzate	13.606		585	
Totale attività immobilizzate	177.118	43,9%	166.480	45,3%
Totale attività	403.867	100,0%	367.172	100,0%
Passività correnti				
Debiti verso banche a breve	43.135		28.359	
Quota corrente dei finanziamenti a lungo termine	2.229		-	
Debiti commerciali verso fornitori	79.546		75.041	
Debiti tributari	6.833		12.716	
Altre passività correnti	17.018		17.087	
Fondi per rischi ed oneri-quota corrente	8.113		9.678	
Totale passività correnti	156.974	38,8%	142.881	38,9%
Passività a medio-lungo termine				
Finanziamenti a L/T al netto della quota corrente	79.388		87.240	
Trattamento di fine rapporto	5.302		4.376	
Imposte differite	3.257		31	
Altre passività a medio-lungo termine	16.207		135	
Fondi per rischi e oneri, quota a medio-lungo termine	2.883		2.883	
Totale passività a medio-lungo termine	107.037	26,5%	94.665	25,8%
Totale passività	264.011		237.546	
Patrimonio netto	139.856	34,7%	129.626	35,3%
Patrimonio netto di pertinenza di terzi	0		0	
Totale patrimonio netto	139.856	34,7%	129.626	35,3%
Totale passività e patrimonio netto	403.867	100,0%	367.172	100,0%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DUCATI MOTOR HOLDING S.p.A.

By: ______________________________

Name: Federico Minoli

Title: Chairman

Date: May 16, 2002